
07072499

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from ____ to _____
Commission File Number__________

MIDAS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
(For Title of the Plan)

MIDAS, INC.
1300 Arlington Heights Road
Itasca, Illinois 60143

(Name of issuer of the securities held pursuant to the
Plan and address of its principal executive offices)

Midas Retirement Savings Plan for Hourly Employees

Financial Report

12.31.2006

Contents

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Midas Retirement Savings Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Midas Retirement Savings Plan for Hourly Employees (the "Plan"), as of December 31, 2006 and 2005 (restated), and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the statement of net assets available for benefits as of December 31, 2005 has been restated.

Also as described in Note 2, the financial statements were prepared on a modified basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held (at end of year) and of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.


Grant Thornton LLP

Chicago, Illinois
July 13, 2007

175 W. Jackson Boulevard
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Midas Retirement Savings Plan
For Hourly Employees

Statements of Net Assets Available for Benefits – Modified Cash Basis
December 31

	2006	2005 (Restated)
Assets		
Investments at fair value:		
Investments (Note 2)	$1,802,624	$1,829,940
Participant notes receivable	3,874	27,170
Net Assets Available for Benefits at Fair Value	$1,806,498	$1,857,110
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	5,168	7,700
Net Assets Available for Benefits	$1,811,666	$1,864,810

See accompanying notes to the Financial Statements.

Midas Retirement Savings Plan
for Hourly Employees

Statement of Changes in Net Assets Available for Benefits – Modified Cash Basis
Year Ended December 31, 2006

Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments (Note 3)	$150,908
Interest and dividends	$77,857
Interest on participant notes receivable	$706
Total Investment Income	$229,471
Contributions:	
Participant	$126,406
Company	$34,758
Rollovers/Others	$7,245
Total Contributions	$168,409
Total Additions	$397,880
Deductions from net assets attributed to:	
Benefits paid to participants	$450,949
Administrative expenses	$75
Total deductions	$451,024
Net decrease during the year	($53,144)
Net assets available for benefits:	
Beginning of year (restated)	$1,864,810
End of year	$1,811,666

See accompanying Notes to the Financial Statements

Note 1. Plan Description

The following description of the Midas Retirement Savings Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering hourly employees of Midas International Corporation, Huth Corporation, Parts Warehouse, Inc. and Muffler Corporation of America (the "Company") who have completed two months of employment. Participants are eligible to receive matching contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Options: Upon enrollment in the Plan, participants are allowed to invest in a variety of investment choices as more fully described in the Plan's literature. Participants may change their investment options at any time.

Contributions: Eligible participants can elect to make contributions to the Plan by means of a salary deferral agreement in any amount between 1% and 20%, not to exceed various limitations as defined by the Plan or the maximum allowed by the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants age 50 or older may also make catch-up contributions to the Plan. The Company makes a matching contribution of a percentage of eligible compensation that a participant contributes to the Plan depending on participants' location. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution, Company matching contributions and allocations of the Company's discretionary contribution, if any, and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately 100 percent vested in their accounts.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of time up to a maximum of 15 years, in the form of an immediate or deferred annuity. Distributions may also be made in cases of financial hardship.

Participant Notes Receivable: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Participants may only have one loan outstanding at any time. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate of interest in effect on Monday of the week the loan is requested. The interest rate on current loans outstanding ranges from 5.75 percent to 8.25 percent. Principal and interest are paid ratably through payroll deductions.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting: The Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis, contribution revenues are recorded when received rather than when earned.

New Accounting Pronouncements: As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

Investment Valuation: As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Companies Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The investments are valued at the fair value of the net assets held by the Plan. The fair value of the Plan's investments is based on the beginning of the year value plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's investments in shares of registered investment companies and common stock are valued at quoted market prices. The fair value of the common/collective trust is calculated by taking the Plan's interest of the fair value of the guaranteed investment contracts calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator, who is a fiduciary of the Plan, to make estimates and assumptions that affect the reported amounts of assets available for plan benefits at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits: Benefit payments are recorded when paid.

Note 2. Summary of Significant Accounting Policies (continued)

Restatement: The previously issued financial statements reported investments as a plan interest in a master trust. It was subsequently determined that a master trust arrangement did not exist and the financial statements needed to be restated. The restatement also includes the impact of SOP 94-4-1 which requires investments to be disclosed at fair market value. The Statement of Net Assets Available for Benefits as of December 31, 2005 has been restated to reflect the proper amounts as follows:

	December 31, 2005 As Reported	Adjustments	December 31, 2005 As Restated
Investments at fair value:			
Plan interest in Midas Defined Contribution Master Trust	$ 1,837,640	$ 1,837,640	$ -
Investments	-	1,829,940	1,829,940
Participant notes receivable	27,170	-	27,170
Total assets	1,864,810	(7,700)	1,857,110
Liabilities	-	-	-
Net Assets Available for Benefits at Fair Value	$ 1,864,810	$ (7,700)	$ 1,857,110
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	7,700	7,700
Net Assets Available for Benefits at Contract Value	$ 1,864,810	$ -	$ 1,864,810

Note 3. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets as of year end.

	2006	2005
Bank of America Stable Value Mirror Fund, 23,142 and 32,672 shares, respectively	$277,327	$383,992
Diversified Investment Advisors Stock Index Fund, 26,857 and 20,912 shares, respectively	254,334	174,194
American Funds EuroPacific Growth Fund, 2,289 shares	105,266	-
Columbia Life Goal Balanced Growth Fund Z, 9,592 and 11,273 shares, respectively	116,637	128,621
Columbia Life Goal Growth Fund, 17,048 and 22,376 shares, respectively	246,516	290,894
Columbia Large Cap Enhanced Core Fund Z, 16,049 and 17,364 shares, respectively	236,075	235,278
Columbia Mid Cap Index Fund, 13,755 and 17,449 shares, respectively	166,164	202,755
Midas International Stock Fund, 8,476 and 12,029 shares, respectively	96,225	109,960

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $150,908 as follows:

Mutual funds	$ 116,950
Common/collective trusts	11,989
Common stock	21,969
	$ 150,908

Note 4. Related Party Transactions

The Plan invests in Diversified Investment Advisor and Bank of America funds. Diversified Investment Advisors is the record keeper and Bank of America is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

During 2006, the Plan received $1,895 in matching contributions from the Company in the form of common stock of Midas, Inc.

No dividends were paid on the Midas, Inc. stock in 2006.

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Certain other administrative expenses are paid by the Company on behalf of the Plan.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated June 29, 2005, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of the IRS determination letter. The Plan administrator believes that the Plan is designed and is currently operating in compliance in all material respects with the applicable requirements of the IRC.

Note 7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the Statement of Changes in net assets available for plan benefits.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2006
Net assets available for benefits per the financial statements	$ 1,811,666
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	$ (5,168)
Net assets available for benefits per the Form 5500	$ 1,806,498

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	December 31, 2006
Total investment income per the financial statements	$ 229,471
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	$ (5,168)
Total investment income per the Form 5500	$ 224,303

Midas Retirement Savings Plan
For Hourly Employees

EIN: 36-4180556
Plan Number: 005

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value
	Registered investment companies:			
	Investors Bank & Trust Company Cash Reserve	426 shares	$	426
*	Diversified Investment Advisors Stock Index Fund	26,857 shares		254,334
*	Diversified Investment Advisors Mid-Cap Value Fund	3,149 shares		51,298
	American Funds EuroPacific Growth Fund	2,289 shares		105,266
	Lord Abbett Small-Cap Value A Fund	1,802 shares		53,473
	PIMCO Total Return Fund	5,698 shares		59,144
	Columbia Life Goal Balanced Growth Fund Z	9,592 shares		116,637
	Columbia Life Goal Growth Fund	17,048 shares		246,516
	Columbia High Income Fund	577 shares		5,284
	Columbia Large Cap Enhanced Core Fund Z	16,049 shares		236,075
	Columbia Mid Cap Index Fund	13,755 shares		166,164
	Columbia Life Goal Income & Growth Fund Z	2,613 shares		28,355
	American Century Vista Investment Fund	1,009 shares		17,268
	American Century Real Estate Fund	744 shares		22,585
	American Mutual Fund R-4	1,355 shares		39,533
	American AMCAP Fund R-4	1,339 shares		26,714
	Common/collective trust funds:			
*	Bank of America Stable Value Mirror Fund	23,142 units	$	277,327
*	Midas International Stock Fund	8,476 shares	$	96,225
*	Participant Notes Receivable	Interest rates from 5.75% to 8.25%, maturing through 2009	$	3,874
			$	1,806,498

* Indicates Party-In-Interest to the Plan
** Cost information is not required for participant-directed investments.

Midas Retirement Savings Plan
For Hourly Employees

EIN: 36-4180556
Plan Number: 005

Schedule of Delinquent Participant Contributions
Schedule H, Line 4a
Year Ended December 31, 2006

Identity of Party involved	Relationship to Plan, employer, or other party-in-interest	Description of transaction	Fair Value Cost of asset	Net gain or loss on transaction
Midas International Plan sponsor	Plan Sponsor	Delinquent 2006 contributions	$ 3,636	$ -0-

Grant Thornton

Accountants and Business Advisors

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated July 13, 2007, accompanying the financial statements and supplemental information of Midas Retirement Savings Plan for Hourly Employees on Form 11-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said report in the Registration Statement of Midas Corporation on Form S-8 (Registration Nos. 333-42196, effective on July 25, 2000).

Grant Thornton LLP

Chicago, Illinois
July 13, 2007

175 W. Jackson Boulevard
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International


MIDAS


SEC MAIL
RECEIVED
PROCESSING
JUL 16 2007
WASH. D.C.
186
SECTION

July 13, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

RE: Midas Retirement Savings Plan for Hourly Employees

Dear Sirs:

Enclosed for filing pursuant to Section 15(d) under the Securities Exchange Act of 1934, as amended (the 1934 Act), is one copy which has been manually signed, of an annual report on Form 11-K (including auditor's consent) with respect to the Midas Retirement Savings Plan for Hourly Employees (the Plan). The Plan financial statements furnished as part of the Form 11-K have been prepared in accordance with "REQUIRED INFORMATION," Item 4, of the Form 11-K.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope.

Very truly yours,

Ben Parma
Vice President, Human Resources

Enclosures

END

Midas, Inc. : 1300 Arlington Heights Road : Itasca, IL 60143 : T 630.438.3000 : F 630.438.3700